SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

American Management Systems, Incorporated

(Name of Subject Company (Issuer))

CGI Virginia Corporation

CGI Group Inc.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

027352103

(CUSIP Number of Class of Securities)

André Bourque, Esquire CGI Group Inc. 1130 Sherbrooke Street West, 5th Floor Montréal, Québec Canada H3A 2M8 (514) 841-3200	Joseph I. Saliba CGI Information Systems & Management Consultants, Inc. 600 Federal Street Andover, Massachusetts 01810 (973) 946-3182
(Name, Address and Telephone Number of
the Filing Persons’ Principal Executive Offices
and Agent for Service of Process)

Copies to:

Jean-René Gauthier, Esquire	Robert J. Grammig, Esquire
McCarthy Tétrault LLP	Holland & Knight LLP
Windsor Tower, 5th Floor	100 North Tampa Street, Suite 4100
1170 Peel Street	Tampa, Florida 33602
Montréal, Québec	(813) 227-8500
Canada H3B 4S8
(514) 397-4100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$848,923,429	$107,559

*	Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended. This calculation assumes the purchase of: (i) 42,717,378 outstanding shares of common stock of American Management Systems, Incorporated (“AMS”) as of March 12, 2004; (ii) 3,777,577 shares of common stock subject to outstanding in-the-money-options and warrants as of March 12, 2004 with a weighted average exercise price of $14.41048; and (iii) up to 70,000 shares of common stock that may be issued pursuant to AMS’s employee stock purchase plan prior to the expiration date of the offer. This calculation is based upon information provided by AMS.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission on January 26, 2004, equals 0.01267% of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by CGI Virginia Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of CGI Group Inc., a corporation organized under the laws of the Province of Québec (“CGI Group”), to purchase all of the outstanding shares of common stock, par value $0.01, of American Management Systems, Incorporated, a Delaware corporation (“AMS”), at a purchase price of $19.40 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and CGI Group.

      The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

      The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

      (a) The name of the subject company is American Management Systems, Incorporated, a Delaware corporation. AMS’s principal executive offices are located at 4050 Legato Road, Fairfax, Virginia 22033. AMS’s telephone number is (703) 267-8000.

      (b) This Schedule TO relates to AMS’s common stock, par value $0.01 per share, of which there were 42,717,378 shares issued and outstanding as of March 12, 2004. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in Section 6 (Price Range of the Shares; Dividends on the Shares) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

      (a) This Schedule TO is filed by the Purchaser and CGI Group. The information set forth in Section 9 (Certain Information Concerning CGI Group and the Purchaser) of the Offer to Purchase is incorporated herein by reference.

      (b) The information set forth in Section 9 (Certain Information Concerning CGI Group and the Purchaser) of the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in Section 9 (Certain Information Concerning CGI Group and the Purchaser) of the Offer to Purchase is incorporated herein by reference. Except as set forth below, during the last five years, none of the Purchaser or CGI Group or, to the best knowledge of the Purchaser or CGI Group, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) resulting in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Item 4.	Terms of the Transaction

      The information set forth in the “Introduction” and in Sections 1 (Terms of the Offer), 2 (Acceptance for Payment and Payment for Shares), 3 (Procedure for Tendering Shares), 4 (Withdrawal Rights), 5 (Material United States Federal Income Tax Consequences), 7 (Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations), 11 (Background of the Offer;

Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements) and 14 (Certain Legal Matters), respectively, of the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

      The information set forth in Sections 9 (Certain Information Concerning CGI Group and the Purchaser) and 11 (Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements), respectively, of the Offer to Purchase is incorporated herein by reference.

      Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5 between any of the Purchaser or CGI Group or any of their respective subsidiaries or, to the best knowledge of the Purchaser or CGI Group, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and AMS or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

Item 6.	Purposes of the Transaction and Plans or Proposals

      The information set forth in the “Introduction” and Sections 7 (Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations), 11 (Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements) and 12 (Plans for AMS), respectively, of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or other Consideration

      The information set forth in Section 10 (Source and Amount of Funds) of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

      The information set forth in the “Introduction” and Section 9 (Certain Information Concerning CGI Group and the Purchaser) of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used

      The information set forth in the “Introduction” and Section 16 (Fees and Expenses) of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

      (a) The audited financial statements, ratio of earnings to fixed charges and book value in CGI Group’s Annual Report on Form 40-F for the year ended September 30, 2003, filed on February 18, 2004, and the unaudited financial statements and ratio of earnings to fixed charges in CGI Group’s Report of Foreign Issues on Form 6-K filed on February 18, 2004 are incorporated herein by reference. Such reports and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to AMS that have been filed via the EDGAR System.

      (b) The information set forth in Section 15 (CGI Group Summary Financial Information) of the Offer to Purchase is incorporated herein by reference.

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Item 11.	Additional Information

      The information set forth in Sections 11 (Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements), 14 (Certain Legal Matters) and 16 (Fees and Expenses), respectively, of the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated March 18, 2004.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Letter to Participants in the American Management Services, Incorporated Stockbuilder Plan.
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(H)	Press Release issued by CGI Group on March 10, 2004 (incorporated herein by reference to the pre-commencement Schedule TO-C filed by CGI Group and the Purchaser on March 10, 2004).
(a)(1)(I)	Summary Advertisement published in The Wall Street Journal on March 18, 2004.
(a)(1)(J)	Letter to Stockholders, dated March 18, 2004, from the Chairman and Chief Executive Officer of AMS.
(a)(1)(K)	CGI Group Slide Presentation Regarding Acquisition of AMS dated March 10, 2004 (incorporated herein by reference to the pre-commencement Schedule TO-C filed by CGI Group and the Purchaser on March 15, 2004).
(b)(1)	Credit Agreement dated as of November 12, 2002, by and among, CGI Group, the Lenders party thereto from time to time, and Canadian Imperial Bank of Commerce, as Administrative Agent (incorporated herein by reference to the Schedule 13D filed by CGI Group on December 24, 2002).
(b)(2)	Form of First Amending Agreement to the Credit Agreement dated June 13, 2003.
(b)(3)	Second Amending Agreement to the Credit Agreement dated December 19, 2003.
(b)(4)	Form of Promissory Note.
(b)(5)	Form of Subscription Receipts Agreement between CGI Group, NBF, Credit Suisse First Boston Canada Inc. and Computershare Trust Company of Canada.
(d)(1)	Agreement and Plan of Merger, dated as of March 10, 2004, among CGI Group, the Purchaser and AMS.
(d)(2)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Alfred T. Mockett.
(d)(3)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Daniel J. Altobello.
(d)(4)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and David R Fontaine.
(d)(5)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and David Sharman.
(d)(6)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Dorothy Leonard.
(d)(7)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Frank Keating.
(d)(8)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Frederick V. Malek.

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(d)(9)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and James C. Reagan.
(d)(10)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and James J. Forese.
(d)(11)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Joseph M. Velli.
(d)(12)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Robert M. Howe.
(d)(13)	Asset Purchase Agreement, dated as of March 10, 2004, among CGI Group, the Purchaser, AMS and CACI.
(d)(14)	Form of Non-Disclosure Agreement, dated October 3, 2003, by and between AMS and CGI Group.
(d)(15)	Form of Non-Disclosure Agreement, dated January 7, 2004, by and between AMS and CACI.
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CGI VIRGINIA CORPORATION,
a Delaware corporation

By:	/s/ SERGE GODIN

Serge Godin
Chairman of the Board and Chief Executive Officer

CGI GROUP INC.,
a company organized under the laws of the
Province of Québec

By:	/s/ SERGE GODIN

Serge Godin
Chairman of the Board and Chief Executive Officer

Date: March 18, 2004

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INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated March 18, 2004.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Letter to Participants in the American Management Services, Incorporated Stockbuilder Plan.
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(H)	Press Release issued by CGI Group on March 10, 2004 (incorporated herein by reference to the pre-commencement Schedule TO-C filed by CGI Group and the Purchaser on March 10, 2004).
(a)(1)(I)	Summary Advertisement published in The Wall Street Journal on March 18, 2004.
(a)(1)(J)	Letter to Stockholders, dated March 18, 2004, from the Chairman and Chief Executive Officer of AMS.
(a)(1)(K)	CGI Group Slide Presentation Regarding Acquisition of AMS dated March 10, 2004 (incorporated herein by reference to the pre-commencement Schedule TO-C filed by CGI Group and the Purchaser on March 15, 2004).
(b)(1)	Credit Agreement dated as of November 12, 2002, by and among, CGI Group, the Lenders party thereto from time to time, and Canadian Imperial Bank of Commerce, as Administrative Agent (incorporated herein by reference to the Schedule 13D filed by CGI Group on December 24, 2002).
(b)(2)	Form of First Amending Agreement to the Credit Agreement dated June 13, 2003.
(b)(3)	Second Amending Agreement to the Credit Agreement dated December 19, 2003.
(b)(4)	Form of Promissory Note.
(b)(5)	Form of Subscription Receipts Agreement between CGI Group, NBF, Credit Suisse First Boston Canada Inc. and Computershare Trust Company of Canada.
(d)(1)	Agreement and Plan of Merger, dated as of March 10, 2004, among CGI Group, the Purchaser and AMS.
(d)(2)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Alfred T. Mockett.
(d)(3)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Daniel J. Altobello.
(d)(4)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and David R Fontaine.
(d)(5)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and David Sharman.
(d)(6)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Dorothy Leonard.
(d)(7)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Frank Keating.
(d)(8)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Frederick V. Malek.
(d)(9)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and James C. Reagan.
(d)(10)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and James J. Forese.
(d)(11)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Joseph M. Velli.

(d)(12)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Robert M. Howe.
(d)(13)	Asset Purchase Agreement, dated as of March 10, 2004, among CGI Group, the Purchaser, AMS and CACI.
(d)(14)	Form of Non-Disclosure Agreement, dated October 3, 2003, by and between AMS and CGI Group.
(d)(15)	Form of Non-Disclosure Agreement, dated January 7, 2004, by and between AMS and CACI.
(g)	Not applicable.
(h)	Not applicable.